

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 14, 2006

Donald H. Wilson
Chief Financial Officer
Amcore Financial, Inc.
501 Seventh Street
Rockford, Illinois 61104

> **Re:** **Amcore Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 0-13393**

Dear Mr. Wilson:

We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 53

Derivative Financial Instruments and Hedging Activities, page 57

1.   For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:
   - the nature and terms of the hedged item or transaction;
   - the nature and terms of the derivative instruments;
   - the specific documented risk being hedged;
   - the type of SFAS 133 hedge (fair value, cash flow, etc.); and
   - the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

2.   Please tell us if you use the short-cut method or "matched terms" approach of assuming no hedge ineffectiveness for any of your SFAS 133 hedges. If so, tell us how you determined that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief